EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Year Ended December 31
Dollars in millions	2007		2006		2005		2004		2003
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,806		$3,913		$1,962		$1,745		$1,600
Add:
Distributed income of equity investees	124		20
Fixed charges and preferred stock dividends excluding interest on deposits	1,268		842		663		358		347
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	101		33		20		10		32
Interest capitalized
Preferred stock dividend requirements	1		1		1		1		1

Earnings excluding interest on deposits	3,096		4,741		2,604		2,092		1,914
Interest on deposits	2,053		1,590		981		484		457

Total earnings	$5,149		$6,331		$3,585		$2,576		$2,371

Fixed charges and preferred stock dividends
Interest on borrowed funds	$1,197		$777		$599		$298		$258
Interest component of rentals	69		64		63		58		59
Amortization of notes and debentures	1						1		1
Interest capitalized
Distributions on mandatorily redeemable capital securities of subsidiary trusts									28
Preferred stock dividend requirements	1		1		1		1		1

Fixed charges and preferred stock dividends excluding interest on deposits	1,268		842		663		358		347
Interest on deposits	2,053		1,590		981		484		457

Total fixed charges and preferred stock dividends	$3,321		$2,432		$1,644		$842		$804

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	2.44	x	5.63	x	3.93	x	5.84	x	5.52	x
Including interest on deposits	1.55		2.60		2.18		3.06		2.95

(1)	As defined in Item 503(d) of Regulation S-K.